SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Stellus Private Credit BDC
(Name of Issuer)

Common Shares of Beneficial Interest, par value $0.01 per share	N/A
(Title of class of securities)	(CUSIP number)

4400 Post Oak Parkway, Suite 2200
Houston, Texas 77027
(713) 292-5400

with copies to:
The Phoenix Insurance Company Ltd.
Derech Hashalom 53, Givataim 53454, Israel
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on following pages)

CUSIP No. N/A

1	NAME OF REPORTING PERSON: Shotfut Ashrai Lo Sachir - Phoenix Amitim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: Other OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,592,969
	8	SHARED VOTING POWER: 1,874,081
	9	SOLE DISPOSITIVE POWER: 1,592,969
	10	SHARED DISPOSITIVE POWER: 1,874,081
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,592,969
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 31%*
14	TYPE OF REPORTING PERSON: PN

*All percentages of ownership of the Common Shares of Beneficial Interest, par value $0.01 per share (the “Common Shares”) by Reporting Persons presented in this Schedule 13D are based on an aggregate of 5,138,740 Common Shares issued and outstanding as of September 30, 2022 as reported in Form 10-Q.

CUSIP No. N/A

1	NAME OF REPORTING PERSON: The Phoenix Insurance Company Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: Other OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 281,112
	8	SHARED VOTING POWER: 1,874,081
	9	SOLE DISPOSITIVE POWER: 281,112
	10	SHARED DISPOSITIVE POWER: 1,874,081
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 281,112
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.47%*
14	TYPE OF REPORTING PERSON: CO

*All percentages of ownership of the Common Shares  by Reporting Persons presented in this Schedule 13D are based on an aggregate of 5,138,740 Common Shares  issued and outstanding as of September 30, 2022 as reported in Form 10-Q.

CONTINUATION PAGES TO SCHEDULE 13D

 This Schedule 13D (“the Schedule”) is being filed by Shotfut Ashrai Lo Sachir - Phoenix Amitim and (“Shotfut Ashari”) and The Phoenix Insurance Company Ltd. (“The Phoenix”) (collectively, the “Reporting Persons” and each, a “Reporting Person”) to report the acquisition of Common Shares of Stellus Private Credit BDC. (the “Issuer”).

 As a result of Shotfut Ashari’s relationships with The Phoenix, it is possible that Shotfut Ashari may be deemed a member of a “group”, within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Act”), with The Phoenix.

 The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as an exhibit hereto. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Item 1.        Security and Issuer.

     The class of equity securities to which this Schedule 13D relates is the Common Shares of Stellus Private Credit BDC (the “Issuer”).

      The Issuer is a Delaware Limited Partnership, and its principal executive office is located at 4400 POST Oak Parkway, Suite 2200, Houston, Texas, 77027.

Item 2.         Identity and Background.

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/Citizenship

Shotfut Ashrai Lo Sachir - Phoenix Amitim	Derech Hashalom 53, Givataim 53454, Israel	Partnership used to manage long term saving monies of members, with no assets of its own.	Israel

The Phoenix Insurance Company Ltd.	Derech Hashalom 53, Givataim 53454, Israel	Operates insurance policies, invests largely in long-term investments in stocks, bonds, ETFs, and asset-backed securities.	Israel

During the last five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, any person listed on Annex A hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Please see Annex A for information regarding the directors and executive officers of The Phoenix (Shotfut Ashrai does not have its own directors and executive officers, but rather it is a partnership held by the General Partners as defined in Item 6 below).

 As a result of Shotfut Ashari’s relationships with the The Phoenix, it is possible that Shotfut Ashari may be deemed a member of a “group”, within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Act”), with The Phoenix.

Item 3.         Source and Amount of Funds or Other Consideration.

On January 31, 2022, Shotfut Ashrai acquired 736,457 Common Shares from the Issuer for the amount of $11,046,848. On May 11, 2022, Shotfut Ashrai acquired an additional 427,675 Common Shares  from the issued for the amount of $6,312,485. Finally, on August 30, 2022, Shotfut Ashrai acquired 428,837 Common Shares  from the Issuer for the amount of $1,113,968. Shotfut Ashrai funded these purchases using capital from long term savings of OPM (Other People Money) investments.

On January 31, 2022, The Phoenix acquired 129,963 Common Shares from the Issuer for the amount of $1,949,444. On May 11, 2022, The Phoenix acquired an additional 75,472 Common Shares from the issued for the amount of $1,113,968. Finally, on August 30, 2022, The Phoenix acquired 75,677 Common Shares from the Issuer for the amount of $1,113,968. The Phoenix funded these purchases using nostro capital under The Phoenix Insurance Company Ltd. which are a result of the company’s core insurance businesses and the investment activity of the nostro investments unit.

Item 4.         Purpose of Transaction.

A general investment held by the Reporting Persons with respect to the shares reported herein. The reporting persons have plans to acquire further shares of the Issuer based on future capital calls to fund new investments made by the Issuer.

Item 5.         Interest in Securities of the Issuer.:

     The information below is based on an aggregate of 5,138,740 Common Shares issued and outstanding as of September 30, 2022.

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Shares (including but not limited to footnotes to such information) are incorporated herein by reference.

 The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Common Shares  as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

(c) Not applicable.

(d) See Item 6 below.

(e) Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Phoenix Insurance Company Ltd. operates insurance policies. It invests largely in long-term investments in stocks, bonds, ETFs, and asset-backed securities.

Shotfut Ashrai Lo Sachir – Phoenix Amitim is one of several general partnerships fully owned by both The Phoenix Insurance Company Ltd. and The Phoenix Pension and Provident Funds Ltd., each of which is a general partner (together, the “General Partners”) of the partnership ‘Shotfut Ashrai Lo Sachir – Phoenix Amitim’ . The General Partners use the partnership to manage the long term savings monies of ‘other people money’. The partnership does not have assets of its own, it is an entity used for classifying and allocating the holdings of alternative credit investments assets between the General Partners in an efficient way instead of holding those assets directly by the General Partners.

Item 7.           Material to be Filed as Exhibits.

Exhibit	Description

99.3	Joint Filing Agreement

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 6, 2023

SHOTFUT ASHRAI LO SACHIR - PHOENIX AMITIM	/s/ Eli Schwartz
Name: Eli Schwartz
Title: Deputy CEO, CFO, Head of Finance
/s/ Haggai Schreiber
Name: Haggai Schreiber
Title: Chief Investments Officer, Deputy CEO

THE PHOENIX INSURANCE COMPANY LTD.	/s/ Eli Schwartz
Name: Eli Schwartz
Title: Deputy CEO, CFO, Head of Finance
/s/ Haggai Schreiber
Name: Haggai Schreiber
Title: Chief Investments Officer, Deputy CEO